FORUM NATIONAL INVESTMENTS LTD.

Second Quarter report for the three and six months ended March 31, 2009

Condensed Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Balance Sheets
(Expressed in Canadian dollars)

	(Unaudited)
	March 31,	September 30,
	2009	2008
Assets

Current
Cash and cash equivalents	$6,270,722	$227,795
Short-term deposits	14,511	14,210
Accounts and notes receivable (note 8(c))	442,284	749,612
Life Settlements receivable	–	5,371,606
Other receivables	10,936	4,981
Prepaid expenses	2,520	5,738
Total Current Assets	6,740,973	6,373,942

Deferred Organization Costs	265,777	258,556
Investments	1,577,387	2,670,686
Life Settlements (note 6)	5,863,150	3,511,639
Property and Equipment	13,096,004	12,047,502
Deferred Costs, net	1,108,142	1,341,034

Total Assets	$28,651,433	$26,203,359

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$1,183,845	$897,956
Accounts payable - other	1,261,855	1,203,277
Secured borrowing	137,321	137,321
Deferred revenue - current portion	1,035,243	1,088,003
Current portion of long-term debt (note 7)	366,477	363,756
Debentures	40,486	40,486
Loans from related parties	512,820	598,001
Total Current Liabilities	4,538,047	4,328,800

Deferred Revenue	1,909,623	2,404,163
Long-Term Debt (note 7)	5,998,153	4,211,715
Total Liabilities	12,445,823	10,944,678

Shareholders’ Equity

Capital Stock (note 9)	24,404,763	24,224,793
Contributed Surplus (note 9(e))	2,944,536	2,944,536
Deficit	(11,143,689)	(11,910,648)
Total Shareholders’ Equity	16,205,610	15,258,681

Total Liabilities and Shareholders’ Equity	$28,651,433	$26,203,359

Nature of Operations and Ability to continue as a Going Concern (note 1)
Commitments and contingencies (note 8)
Approved on behalf of the Board:

“Dan Clozza”	Director	“Martin Tutschek”	Director
Dan Clozza		Martin Tutschek

See accompanying notes to condensed consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Operations and Deficit (Unaudited)
(Expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2009	2008	2009	2008

Revenues
Revenues (note 6)	$1,513,549	$1,633,100	$3,125,272	$2,783,455

Net Revenues	1,513,549	1,633,1003,125,272	2,783,455

Expenses
General and administration	132,162	1,598,451	1,133,170	3,047,352
Amortization of property
and equipment	110,517	19,110	128,840	37,385
Amortization of purchased
memberships	170,339	–	340,675	–

Total Operating Expenses	413,018	1,617,561	1,602,685	3,084,737

Other Expenses
Write-off Needles Project	752,624	–	752,624	–

Total Other Expenses	752,624	–	752,624	–

Income (Loss) Before Income Taxes	347,907	15,539	769,963	(301,282)
Income Taxes Expense	–	–	(3,004)	–

Net Income (Loss) for the Period	347,907	15,539	766,959	(301,282)
Deficit, Beginning of Period	(11,491,596)	(14,529,907)	(11,910,648)	(14,213,086)

Deficit, End of Period	$(11,143,689)	$(14,514,368)	$(11,143,689)	$(14,514,368)

Basic earnings (loss) per share	$0.01	$0.00	$0.03	$(0.00)
Diluted earnings (loss) per share	$0.00	$0.00	$0.01	$(0.00)

Weighted average number of common shares outstanding (note 9 (b))

See accompanying notes to condensed consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian dollars)

	Six Months Ended
	March 31,
	2009	2008

Operating Activities
Net income (loss)	$766,959	$(301,282)
Items not involving cash:
Policy revenue	(773,841)	(1,207,258)
Deferred commission costs	248,052	273,394
Amortization	128,840	37,385
Amortization of purchased memberships	340,675	–
Write –off Needles Project	752,624	–
Revenue recognized on advances against
future revenue streams	–	(8,182)
	1,463,309	(1,205,943)

Changes in non-cash operating working capital:
Accounts, notes and other receivables	301,373	(613,252)
Life Settlements receivable	5,371,606	(1,457,510)
Prepaid expenses	3,219	–
Deferred costs	(15,160)	(127,233)
Accounts payable and accrued liabilities	285,889	1,669,638
Other payables	58,277	(61,194)
Deferred revenue	(547,300)	885,504
	5,457,904	295,953

Cash Generated From (Used in) Operating Activities	6,921,213	(909,990)

Investing Activities
Short-term investment	–	(302)
Deferred Organization cost	(7,221)	(288,635)
Investments	–	(3,602,800)
Investments – Life Settlements	–	(1,441,477)
Purchase of property and equipment	(1,177,342)	(1,938,628)
Cash Used in Investing Activities	(1,184,563)	(7,271,842)

Financing Activities
Net proceeds received on share issuance	179,970	15,000
Amounts due to (from) related parties	(85,181)	(51,379)
Current portion of long-term debt	2,721	–
Long-term debt	916,037	48,030
Cash Provided by Financing Activities	1,013,547	11,651

Effects of Foreign Exchange	(707,270)	–
Increase (Decrease) in Cash	6,042,927	(8,170,181)
Cash and Cash Equivalents, Beginning of Period	227,795	8,624,205

Cash and Cash Equivalents, End of Period	$6,270,722	$454,024

Supplementary Cash flow information
Taxes paid	$–	$–
Interest paid	$30,560	$3,894

See accompanying notes to condensed consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

1.	Nature of Operations and Ability to Continue as a Going Concern

The Company was incorporated on September 22, 1995 under the Business Corporations Act (British Columbia) and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company earns revenue from investments in life settlement contracts, the sale of travel and fitness club membership and monthly dues from the members of its travel and fitness clubs. As at March 31, 2009, the Company has accumulated deficit of $11,143,689 and working capital of $2,202,926. The Company anticipates incurring substantial expenditures to further develop its life settlement line of business. The Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due and meet the requirements of its capital investment programs and covenants on its long term debt. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement and vacation club business lines to meet its obligations as they become due. The Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt, equity markets and cash flow from operations. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s products, may not be sufficient to meet cash flow. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern

2.	Financial Statement Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim consolidated financial statements do not include all of the disclosure included in the audited annual consolidated financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended September 30, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim consolidated financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its unaudited consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

3.	Significant Accounting Policies

	(a)	Basis of presentation

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant intercompany balances and transactions have been eliminated.

(b)	Revenue recognition

(i)

The Company generates revenues from investments in Life Settlements, yacht charter operations, and the sale of memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

(ii)

During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company recorded investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the statements of operations in the period in which the changes occur. During the period ended March 31, 2009, the Company recognized in revenue the difference between the death benefits and the carrying value of the policy when the Company determined that settlement and ultimate collection is reasonably assured.

(c)	Business segments

The Company’s businesses are organized, managed and internally grouped into segments based on differences in products, technologies and services. The Company continues to manage its operations in two operating business segments: Life Settlement segment and Vacation Club segment.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(d)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA) for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

	(e)	Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate
Motor vessel	Straight-line	4%
Vehicles	Straight-line	25%
Vehicles under capital lease	Straight-line	33%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(f)	Deferred organization costs

The Company defers the costs relating to the structuring of a proposed trust to fund future growth of the life settlement business. The costs of setting up the trust will be amortized once the proposed trust is operational. The Company expects the trust to be operational during 2009.

(g)	Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years.

Intangible assets acquired in a business combination are identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. The Company has identified two reporting units.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(h)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in the determination of net loss for the period.

	(i)	Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction, which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 3(b)).

	(j)	Earnings per share

Basic earnings-per-share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

	(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(l)	Impairment of long lived assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows is expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

	(m)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(n)	Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost. The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

	(o)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

	(p)	Comprehensive income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (“OCI”) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The Company does not have any comprehensive income items for the periods presented.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(q)	Financial instruments

Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available-for-sale, held-to-maturity or loans and receivables, and financial liabilities as held-for-trading or other liabilities. The classification of financial instruments depends on the nature and purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings.

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale that do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method.

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification
Cash and cash equivalents	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life Settlements receivable	Loans and receivables
Other receivables	Loans and receivables
Investment	Available for sale
Life Settlements	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Debentures	Other liabilities
Long-term debt	Other liabilities
Loans from related parties	Other liabilities

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Business segments

Transactions among reportable segments are recorded at cost. The Company is an integrated enterprise characterized by substantial intersegment cooperation and cost allocations, therefore, management does not represent that these segments, if operated independently, would report the operating income and financial information shown. The allocations resulting from the shared utilization of shared assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

(a) Net sales
Net sales	Six months	Six months
	ended March	ended March
	31, 2009	31, 2008

Life Settlements (note 6)	$773,841	$478,503
Vacation Clubs	2,334,648	2,173,849
Corporate and unallocated	16,783	131,102

Total Company	$3,125,272	$2,783,454

(b) Operating income
Operating Income	Six months	Six months
	ended March	ended March
	31, 2009	31, 2008

Life Settlements (note 6)	$773,841	$478,503
Vacation Clubs	2,249,111	131,217
Corporate and unallocated	(2,255,993)	(911,002)

Total Company	$766,959	$(301,282)

(c) Assets
Assets	Six months	Year ended
	ended March	September
	31, 2009	30, 2008

Life Settlements	$6,128,928	$9,141,800
Vacation Clubs	3,127,813	3,871,387
Corporate and unallocated	19,394,692	13,190,172

Total Company	$28,651,433	$26,203,359

(d) Capital expenditure
Capital expenditures	Six months	Year ended
	ended March	September
	31, 2009	30, 2008

Life Settlements	$7,221	$1,548,070
Vacation Clubs	–	3,602,913
Corporate and unallocated	1,177,342	3,183,849

Total Company	$1,184,563	$8,334,832

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Business segments (continued)

(e) Deprecation and Amortization
Depreciation and Amortization	Six months	Six months
	ended March	ended March
	31, 2009	31, 2008

Life Settlements	$–	$–
Vacation Clubs	–	–
Corporate and unallocated	126,840	37,385

Total Company	$128,840	$37,385

Segment assets for the operating business segments (excluding Corporate and unallocated) primarily include accounts receivable, investments, pre-paid expenses and other miscellaneous assets. Assets included in Corporate and unallocated principally are cash and cash equivalents, other receivables and property and equipment. Corporate and unallocated assets can change from year to year due to changes in cash, cash equivalents and changes in other unallocated asset categories. For management reporting purposes, corporate capital assets are not allocated to the two operating business segments. Capital expenditure excludes acquisitions paid for by issuing stock.

5.	Financial Instruments

	(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

	March 31,	September 30,
	2009	2008

Cash and cash equivalents	$6,270,722	$227,795
Short-term deposits	14,511	14,210
Accounts and notes receivable	442,284	749,612
Life Settlements receivable	–	5,371,606
Other receivables	10,936	4,981

Total	$6,738,453	$6,368,204

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of the Canadian Federal government and well-capitalized financial institutions.

Accounts and notes receivable and Other receivables: Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried at net after allowing for bad debts and unearned interest. The provision for doubtful accounts receivable is estimated based on an assessment of individual accounts and the length of time balances have been outstanding.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by regularly monitoring forecasted and actual cash flows as well as maturity profiles of financial assets and financial liabilities. The Company expects the following maturities of its financial liabilities (including interest) and operating leases and contracts:

		Expected payments by period as at March 31, 2009
				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and
accrued liabilities	$1,183,845	–	–	–	$1,183,845
Accounts payable – other	1,261,554	–	–	–	1,261,554
Life settlement premiums	1,313,713	2,627,426	2,627,426	–	6,568,565
Operating lease and contracts	96,651	64,998	–	–	161,649

Total	$3,855,763	$2,692,424	$2,627,426	–	$9,182,163

Operating leases and contracts include property leases for the Company’s travel operations. The Company believes that it will not encounter difficulty in meeting the obligations associated with its financial liabilities and further believes that, if necessary, it would be able to access the capital markets for additional financial resources at prevailing market rates.

(c)	Market risk

Market risk is the risk that fair value of future cash flows of financial instruments will fluctuate because of changes in interest rates and/or foreign currency exchange rates. With exception of its long-term loan, the carrying amounts of the Company’s financial instruments are not subject to interest rate risk.

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonably possible changes in foreign currency rates relative to the Company’s functional currency, the Canadian dollar.

		Foreign Currency Risk
		-25%		+25%
	Carrying amount	Net		Net
	March 31, 2009	earnings	OCI	earnings	OCI
Financial Liabilities
Long-term debt – current	366,477	91,619	–	(91,619)	–
Long-term debt	5,998,153	1,499,538	–	(1,499,538)	–
Total (decrease) increase		1,591,157	–	(1,591,157)	–

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	(c)	Market risk (continued)

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 7. The Company has not entered into any foreign currency contracts to mitigate this risk.

	(d)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available.

6.	Life Settlements

The Company purchases Life Settlement contracts for long term investment purposes and accounts for these investments under CICA HB 3855. The Company designated the investments in Life Settlement contracts as held-for-trading and are recorded at fair value on each reporting dates. As of March 31, 2009 the Company has the following investment in Life Settlement contracts.

Period	Carrying	Premiums	Face
Ending	value	payable	value

March 31, 2009	5,863,150	1,313,713	27,483,207
September 30, 2008	3,511,639	1,313,713	27,483,207

Fair value is estimated using good-faith estimates calculated by a valuation committee. The committee considered the following factors: cost at date of purchase; recent purchases and sales of similar investments; financial standing of the issuer; changes in economic conditions affecting the issuer; standard, actuarially developed mortality tables; and industry life expectancy reports.

For the fiscal period presented on the current statement of operations and deficit, six months ended March 31, 2009, and six months ended March 31, 2008 the investments experienced the following gains:

Period	Realized	Unrealized
Ended	Gains	Gains

March 31, 2008	-	478,503
March 31, 2009	-	773,841

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

7.	Long-Term Debt

	March 31,	September 30,
	2009	2008

Long-term loan in US funds (US$5,000,000)	$6,301,006	$4,504,575
Lease financing against motor vehicle	62,624	70,896
Less: current portion	(366,477)	(363,756)

Long-term portion	$5,998,153	$4,211,715

The long-term loan is secured by the motor vessel and by a personal guarantee from two of the directors of the Company, is amortized over 18 years and bears interest at 7% per annum for a 5-year term. Interest on this loan is capitalized to Property and Equipment with interest capitalized for the six months ended March 31, 2009 of $191,405 (year ended September 30, 2008 – $307,917).

The Company lease financed a motor vehicle during the year September 30, 2008. The loan is in the form of a capital lease repayable in equal installments over 36 months and is secured by a guarantee over the motor vehicle acquired during the year ended September 30, 2008. The minimum lease payment for the lease is $1,838 per month, interest rate at 8.5% per annum and the guaranteed residual value is $32,000.

8.	Commitments and Contingencies

(a)

The Company has commitments in respect of operating leases with total aggregate payments due of approximately $131,969 (September 30, 2008 – $170,780). Payments due in each of the next three years are as follows:

2010	$74,531
2011	42,516
2012	14,922

Total	$131,969

(b)

The Company has commitments in respect of office leases with total aggregate payments due of approximately $29,680 (September 30, 2008 – $44,240). Payments due in each of the next two years are as follows:

2010	$22,120
2011	7,560

Total	$29,680

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

(c)

During the six months period ended March 31, 2009, the Company used its accounts and notes receivable as collateral for secured borrowing. As at March 31, 2009, the Company recorded a liability of $55,000 (September 30, 2008 - $137,321) related to this borrowing.

9.	Capital Stock

	(a)	The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held)

	(b)	The issued capital stock of the Company is as follows:

13,933,983 Series “A” preferred shares for no consideration 13,933,983 Series “B” preferred shares for no consideration

	Number of
	Common
	Shares	Amount

Balance, December 31, 2006	4,644,661	14,802,797
Forward share split - 3-for-1	9,289,322	–
Private placement	11,000,000	5,773,918
Private placement	3,500,000	3,650,396
Share issue costs	–	(32,318)

Balance, September 30, 2007	28,433,983	24,194,793
Share issued – Stock options exercised	30,000	30,000

Balance, September 30, 2008	28,463,983	24,224,793
Share issued – Stock options exercised	150,000	179,970

Balance, March 31, 2009	28,613,983	$24,404,763

Weighted average outstanding common stock for the calculation of earning (loss) per share for each of the period presented:

	Three months ended		Six months ended
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008

Basic	28,613,983	28,453,983	28,504,553	28,453,983
Diluted common stock	90,605,362	90,435,932	90,495,932	90,435,932

(c)	Options

The Company did not reserve any further shares in terms of the stock option plan for the reporting period.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Six months ended March 31, 2009 and 2008
(Expressed in Canadian dollars)

9.	Capital Stock (continued)

	(d)	Stock-based compensation

Since no employee options were granted, modified or settled during the three or six months ended March 31, 2009 or 2008, there was no stock-based compensation expense included in the net income for such periods.

The table below summarizes the outstanding stock options as at March, 31 2009 and September 30, 2008:

	Number	Exercise
	of Options	Price (US $)

Balance, September 30, 2008	2,805,000	$1.00
Exercised during the 6 months ended March 31, 2009	(150,000)	1.00

Balance, March 31, 2009	2,655,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at March 31, 2009:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,655,000	3.25 years	2,655,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2009	September 30, 2008

Dividend rate	–	–
Expected volatility	209%	209%
Interest rate	4.88%	4.88%
Expected life	5 years	5 years

(e)	Contributed surplus

Balance, September 30, 2008	$2,944,536
Stock-based compensation	–

Balance, March 31, 2009	$2,944,536

10.	Comparative Information

Certain comparative amounts from the prior year have been reclassified to conform to the current year's presentation.